April 28, 2009

VIA EDGAR AND FEDERAL EXPRESS

Tabatha Akins
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	Seafarer Exploration Corp. Item 4.01 Form 8-K Filed March 25, 2009 Your File No. 000-29461

Dear Ms. Akins:

On behalf of  Seafarer Exploration Corp. (the “Company”), this letter responds to the comments you provided by letter dated March 26, 2009 regarding the Company’s Form 8-K filed on March 25, 2009.  Your comments are set forth below in italics, and each comment is followed by the Company’s response

Item 4.01 Form 8-K

1.    It appears an Item 4.01 8-K was not filed within 4 business days of the date of the dismissal of your former auditors.  Please note that this delinquency may impact your eligibility requirements for filing on Form S-3.

Response

We have noted in our records that our 8-K was delinquent, and we acknowledge that such delinquency may impact our eligibility requirements for filing on Form S-3

2.    The current disclosure in the second paragraph does not appear to comply with Item 304(a)(2).  Please amend the filing to address the following matters:

a.    Please revise the first sentence to explicitly state, "the subsequent interim period through March 17, 2009".  This also applies to the third paragraph.

b.   With respect to part (ii) of the second sentence, please revise your disclosure to also state whether if "either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue".

Response

We have revised the second paragraph of our 8-K, incorporating your suggested revisions.

3.    The current disclosure in the third paragraph does not appear to comply with Item 304(a)(1)(ii).  Please amend the filing to explicitly state whether Meyler & Company, LLC's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles.  Also describe the nature of each such adverse opinion, disclaimer of opinion, modifications, or qualification.

Response

We have revised the third paragraph of our 8-K, incorporating your suggested revisions.

4.    Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Meyler & Company, LLC, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

Response

We have included an updated letter from our former accountants, Meyler & Company, LLC, as required by Item 304(a)(3) of Regulation S-K.

In providing the responses set forth in this letter, the Company acknowledges that:

*	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments.  If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (813) 448-3577 or Brent A. Jones, Esq., Bush Ross, P.A., at (813) 204-6420.

Sincerely,

/s/ Kyle G. Kennedy
Chief Executive Officer

cc: Bush Ross, P.A.

Phone: 813.448.3577 • Fax: 813.749.9426
14497 North Dale Mabry • Suite 209N • Tampa • Florida • 33618